10026776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~66533~~ 66553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNBB CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 University Park Place, Suite 380
(No. and Street)

Homewood (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Boudreaux 225-231-5011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POSTLETHWAITE & NETTERVILLE, APAC
(Name – *if individual, state last, first, middle name*)

8550 UNITED PLAZA BLVD. SUITE 1001 (Address) BATON ROUGE (City) LA (State) 70809 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Boudreaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNBB CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

VICE PRESIDENT, FINOPS

Title

Notary Public

Emily C Dawsey Roll # 40908

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash and cash equivalents	$ 535,542	$ 472,998
Restricted cash	16,673	16,642
Commissions receivables	62,387	72,406
Prepaid expenses	24,607	21,810
Furniture and equipment, net	6,929	5,559
Total Assets	$ 646,138	$ 589,415

LIABILITIES AND MEMBER'S EQUITY

	2009	2008
LIABILITIES		
Due to affiliates	$ 10,373	$ 51,663
Commissions payable	84,938	40,035
Accrued employee benefits	39,694	33,852
Total Liabilities (Note 4)	135,005	125,550
MEMBER'S EQUITY		
Contributed capital	690,000	690,000
Accumulated deficit	(178,867)	(226,135)
Total Member's Equity	511,133	463,865
Total Liabilities and Member's Equity	$ 646,138	$ 589,415

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues:		
Commissions and fees	$ 618,459	$ 845,777
Interest income	15,213	20,069
Total revenues	633,672	865,846
Expenses:		
Salaries and employee benefits	228,280	220,081
Commissions	219,760	354,002
Other general and administrative expenses	76,678	48,181
Licenses and fees	5,665	29,170
Accounting and auditing fees	9,500	31,746
Consulting fees	18,255	13,410
Depreciation expense	1,971	6,437
Total expenses	560,109	703,027
Income before income taxes	73,563	162,819
Income tax expense	26,295	55,415
Net income	$ 47,268	$ 107,404

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Contributed Capital	Accumulated Deficit	Total
Balance, January 1, 2008	$ 690,000	$ (333,539)	$ 356,461
Net income	-	107,404	107,404
Balance, December 31, 2008	690,000	(226,135)	463,865
Net income	-	47,268	47,268
Balance, December 31, 2009	$ 690,000	$ (178,867)	$ 511,133

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 47,268	$ 107,404
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	1,971	6,437
Changes in operating assets and liabilities:		
Commissions receivable	10,019	(42,694)
Prepaid expenses	(2,797)	(10,131)
Commissions payable	44,903	28,301
Accrued employed benefits	5,842	5,524
Due to affiliates	(41,290)	(908)
Net cash provided by operating activities	65,916	93,933
CASH FLOWS FROM INVESTING ACTIVITIES		
Restricted cash	(31)	(271)
Purchase of furniture and equipment	(3,341)	-
Net cash used in investing activities	(3,372)	(271)
NET INCREASE IN CASH	62,544	93,662
Cash, beginning of year	472,998	379,336
Cash, end of year	$ 535,542	$ 472,998

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Description of business

FNBB Capital Markets, LLC (the Company) is a Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), registered broker/dealer under the Securities Exchange Act of 1934. The Company was initially approved to offer retirement products consisting of mutual funds and variable annuities to member banks of its sole member.

Effective July 28, 2005, in order to allow the Company to offer services to customers other than member banks of FNBB due to restrictions within FNBB's charter, FNBB transferred its interest in the Company to the (First National Bankers' Bankshares, Inc. (the "Parent"), and coincident therewith, the Parent became the sole member of the Company. The Company is a wholly owned subsidiary of the Parent. The Company was approved by the NASD in November 2005 to offer the sale of general securities including but not limited to mutual funds and variable insurance products to individual and corporate customers. In March 2005, the Company executed an agreement with a third–party clearing broker/dealer to carry customer accounts and to accept customer funds and securities. The Company also began executing contracts with registered representatives and brokers for the sale of these products.

Cash and cash equivalents

Cash and cash equivalents consist of cash and interest–bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted cash

The Company has interest bearing deposit with its clearing broker pursuant to its clearing agreement discussed above, that is considered to be restricted.

Furniture and equipment, net

Furniture and equipment is recorded at cost. Depreciation is recorded on a straight–line basis using an estimated useful life of 3-10 years.

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Commissions

Commissions consist of dealer commissions generated on securities transactions. Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Administrative service fees

Administrative service fees consist of fee income earned on the sale of retirement products consisting of mutual fund investments based on specified percentages of the net asset values for each fund at the end of each quarter.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company accounts for incomes tax under applicable guidance contained in the Accounting Standards Codification. Accordingly, the Company also applies this guidance pursuant to the tax sharing agreement described in Note 3. Pursuant to the applicable Accounting Standards Codification, an asset liability approach requires the recognition of deferred tax assets and liabilities for the expected tax consequences that have been recognized in the Company's financial statement or tax returns. In estimating future tax consequences, applicable guidance contained in the accounting standards generally considers all expected future events other than enactments of changes in tax law or rates.

On January 1, 2009, the Company adopted the recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

1. Summary of significant accounting policies (continued)

Fair value

Cash and restricted cash are considered short-term instruments, the carrying amounts are a reasonable estimate of fair value.

Receivables and credit policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from brokers consist of commissions and fees earned on the sale of retirement products and general securities and receivables from others consist of receivables from registered representatives.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability. In the opinion of management, at December 31, 2009, all commissions were considered collectible and no allowance was necessary.

Reclassification

Certain amounts in the 2008 financial statements have been reclassified to conform with the current year presentation.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Recent accounting pronouncements

Effective July 1, 2009, the Company adopted new accounting guidance related to U.S. GAAP. This guidance establishes FASB ASC as the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. FASB ASC supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in FASB ASC has become nonauthoritative. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs), which will serve to update FASB ASC, provide background information about the guidance and provide the basis for conclusions on the changes to FASB ASC. FASB ASC is not intended to change U.S.GAAP or any requirements of the SEC. This guidance is effective for the Company as of December 31, 2009.

2. Furniture and equipment, net

Classification of furniture and equipment, net are summarized as follows:

	2009	2008
Furniture	$ 6,685	$ 6,685
Office equipment	2,841	-
Computer equipment	16,193	15,694
Computer software	2,522	2,522
	28,241	24,901
Less: accumulated depreciation	21,312	19,342
	$ 6,929	$ 5,559

3. Income taxes

Effective January 1, 2006, pursuant to a tax-sharing agreement (the "Agreement") with the Parent, the Company's tax expense is determined on a separate return basis; and therefore, the Company is required to recognize an allocation of income taxes in its separate financial statements in accordance with the Agreement. For the years ended December 31, 2009 and 2008, the income tax expense recorded of $26,295 and $55,415 respectively, is classified as current in the accompanying statement of net income, In accordance with the terms of the Agreement, the Parent made estimated tax payments to the Company for the estimated tax expense during 2009 and 2008 totaling $67,585 and $56,000, respectively. Accordingly, the difference between the actual recorded income tax expense and the estimated tax payments received is included in amounts due to affiliates in the accompanying statements of financial condition. Amounts due to affiliates relating to income tax totaled $10,373and $51,663 as of December 31, 2009 and 2008, respectively.

4. Related party transactions

The Company operates in facilities that are owned by the Parent. During 2009 and 2008, the Company was charged with certain operating expenses relating to salaries and benefits, rent, and insurance totaling $460,290 and $580,017, respectively, by the Parent. In addition, certain other operating expenses, including telephone, utilities, and other overhead costs were absorbed by the Company's Parent in 2009 and 2008. The Company has amounts due to the Parent at December 31, 2009 and 2008, of $135,005 and 125,550, respectively, relating to income taxes (see Note 3) and salaries and employee benefits expenses.

5. Regulatory requirements

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3 – 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $50,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2009, the Company had net capital of $385,597, which was $335,597 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of $135,005 at December 31, 2009. The Company's ratio of aggregate indebtedness to net capital ratio was 0.35 to 1 at December 31, 2009.

The Company is required to maintain a blanket fidelity bond, in a form substantially similar to the standard form of Brokers Blanket Bond promulgated by the Surety Association of America, covering officers and employees which provides against loss. The Financial Industry Regulatory Authority has allowed the Company to use the Parent's fidelity bond in the amount of $100,000.

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

6. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued February 17, 2010 and determined no subsequent events have occurred after this date.

SUPPLEMENTAL SCHEDULES

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Auditors' Report – Supplementary Information Required by Rule 17a-5 Of The Securities and Exchange Commission

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

We have audited the accompanying financial statements of FNBB Capital Markets, LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 17, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 17, 2010

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, ALABAMA
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

NET CAPITAL		
Total member's equity	$	511,133
Less nonallowable assets:		
Furniture and equipment, net		(6,929)
Prepaid expenses		(24,607)
Fidelity bond		(94,000)
NET CAPITAL	$	385,597
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
EXCESS NET CAPITAL	$	335,597
AGGREGATE INDEBTEDNESS	$	135,005
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.35 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than small rounding differences.

FNBB CAPITAL MARKETS, LLC

Schedule II

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 Of the Securities Exchange Act of 1934

December 31, 2009

The Company has claimed exemption from the provisions of Rule 15c3 – 3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

In planning and performing our audit of the financial statements of FNBB Capital Markets, LLC (the Company), for the year ended December 31, 2009 (on which we have issued our report thereon dated February 17, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 17, 2010

AGREED UPON PROCEDURES

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT
On Applying Agreed-Upon Procedures

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by FNBB Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating FNBB Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences, there were no adjustments proposed;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC -7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such as opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 17, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066553 FINRA DEC
FNBB CAPITAL MARKETS LLC 13*13
600 UNIVERSITY PARK PL STE 380
BIRMINGHAM AL 35209-8806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Boudreaux, 225.231.5011

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ $378.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ($150.00)

7/08/2009
Date Paid

C. Less prior overpayment applied ($0.00)

D. Assessment balance due or (overpayment) $228.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum $0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ $228.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ $228.00

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FNBB Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 11 day of February, 20 10.

Vice President, FINOPS
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	2C$ 513,434
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0.00
(2) Net loss from principal transactions in securities in trading accounts.	0.00
(3) Net loss from principal transactions in commodities in trading accounts.	0.00
(4) Interest and dividend expense deducted in determining item 2a.	0.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0.00
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0.00
(7) Net loss from securities in investment accounts.	0.00
Total additions	0.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	354,170
(2) Revenues from commodity transactions.	0.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,692
(4) Reimbursements for postage in connection with proxy solicitation.	0.00
(5) Net gain from securities in investment accounts.	0.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	2,129
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	4,127
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0.00	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0.00	
Enter the greater of line (i) or (ii)	0.00
Total deductions	362,118
2d. SIPC Net Operating Revenues	$ 151,316
2e. General Assessment @ .0025	$ 378.00 (to page 1 but not less than $150 minimum)

FNBB CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

P&N Postlethwaite & Netterville

A Professional Accounting Corporation

www.pncpa.com

FNBB CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

TABLE OF CONTENTS

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

We have audited the accompanying statements of financial condition of FNBB Capital Markets, LLC (the Company) as of December 31, 2009 and 2008, and the related statements of income, statements of changes in member's equity, and statements of cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FNBB Capital Markets, LLC as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 17, 2010

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611